[O’MELVENY & MYERS LLP LETTERHEAD]

March 7, 2006

VIA EDGAR AND E-MAIL

Craig Slivka, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Mail Stop 7010

100 F. Street, N.E.

Washington, DC 20549

Re:	International Game Technology Application for Qualification of Indenture on Form T-3
Filed on February 9, 2006
File No. 22-28804

Dear Mr. Slivka:

This letter is our response to the Division of Corporation Finance’s comment letter dated February 28, 2006, in reference to the Application for Qualification of Indenture on Form T-3 (the “Form T-3”) filed on February 9, 2006 by International Game Technology (the “Company”).

Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the February 28, 2006 letter is restated in bold prior to the response to such comment. Capitalized terms have the same meanings as in the Form T-3.

Securities Act Exemption Available

1.             Please briefly state the facts relied upon as the basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required pursuant to Instruction 2 to Form T-3.

Response

The Company believes that the Exchange Offer is eligible for the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof, based upon the following facts:

•                  The New Debentures are offered for exchange by the Company with its existing securityholders exclusively and solely for the Old Debentures of the Company.

•                  No sales of securities of the same class as the New Debentures have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer.

•                  The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

•                  The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged The Bank of New York Trust Company, N.A. as Exchange Agent, D.F. King & Co., Inc. as Information Agent, and Banc of America Securities LLC as the Financial Advisor, all of whom will receive reasonable and customary fees for their services. None of the fee arrangements are conditioned on the success of the Exchange Offer and none of such persons are authorized to solicit the exchange of Old Debentures in the Exchange Offer.

•                  No holder of Existing Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Letter of Transmittal.

The Company respectfully submits that the Form T-3 as filed contains satisfactory disclosure concerning the above matters, and does not propose to file an amendment to the Form T-3. In particular, the Company respectfully draws your attention to the following disclosures contained in Item 2 of the Form T-3:

•                  “There have not been any sales of securities of the same class as the New Debentures by the Issuer, nor are there any such other sales planned by or through an underwriter at or about the time of the Exchange Offer.”

•                  “The Issuer has retained D. F. King & Co., Inc. as the “Information Agent”, The Bank of New York Trust Company, N.A. as the “Exchange Agent” and Banc of America Securities LLC as the “Financial Advisor” in connection with the Exchange Offer. The Financial Advisor, the Information Agent and Exchange Agent will provide to the registered holders of the Old Debentures (each a “Holder” and collectively, the “Holders”) only information otherwise contained in the Offering Memorandum and related documents and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Debentures for New Debentures. None of the Financial Advisor, the Information Agent or the Exchange Agent will solicit exchanges in connection with the Exchange Offer, make recommendations as to acceptance or rejection of the Exchange Offer. The Financial Advisor, the Information Agent and Exchange Agent will be paid reasonable fees directly by the Issuer for their services. Regular employees of the Issuer, who will not receive additional compensation therefor, may provide information concerning the Exchange Offer to the Holders.”

•                  “No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Memorandum.”

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, we remind you to please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

Attached to this letter is a statement from the Company making the requested acknowledgements.

Please feel free to contact the undersigned at (949) 823-6985 with any questions or comments you may have. As you will certainly understand, because the Exchange Offer is currently scheduled to expire at 5:00 p.m., New York City time, on March 9, 2005, we are anxious to resolve these comments as quickly as possible.

Respectfully submitted,

/s/ Loren J. Weber

Loren J. Weber
for O’Melveny & Myers LLP

International Game Technology

9295 Prototype Drive

Reno, Nevada 89511

(775) 448-7777

March 7, 2004

Craig Slivka, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

Mail Stop 7010

100 F. Street, N.E.

Washington, DC 20549

Re:	International Game Technology
Application for Qualification of Indenture on Form T-3
Filed on February 9, 2006
File No. 22-28804

As requested in the letter dated February 28, 2006 from the Staff of the Division of Corporation Finance of the Commission relating to the Application for Qualification of Indenture on Form T-3 (the “Form T-3”) of International Game Technology (the “Company”) filed on February 9, 2006, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

International Game Technology

/s/ J. Kenneth Creighton
By:	J. Kenneth Creighton
Title:	Vice President
Corporate Law Department

NB1:678244.1